Software Effective Solutions, Corp.	6500 River Place Blvd, Building 7 Suite 250 Austin, TX 78730

September 26, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Alexandra Barone

Jan Woo

Re: Software Effective Solutions, Corp.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed September 16, 2022

File No. 024-11961

Dear Sir or Madam:

Software Effective Solutions, Corp. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A/A (File No. 024-11961) (the “Offering Statement”), so that it may be qualified at 4:00 p.m. Eastern Daylight Time on September 26, 2022, or as soon as practicable thereafter. The offering covered by the Offering Statement has been qualified in the State of Colorado.

The Registrant hereby authorizes Matthew McMurdo, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by a telephone call to Matthew McMurdo at (917) 318-2865. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Offering Statement be sent to Matthew McMurdo at matt@nannaronelaw.com.

Very truly yours,

/s/ Jose Gabriel Diaz

Jose Gabriel Diaz